Filed by SAVVIS, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SAVVIS, Inc.

Commission File No.: 000-29375

TRANSACTION FACT SHEET

Strategic Rationale

Savvis provides an immediate and significant platform for CenturyLink to capture growth in managed hosting, cloud computing, and colocation when combined with the CenturyLink hosting business, national network, and deep penetration across all business customer segments.

Summary of Strategic Strengths

CenturyLink	Savvis
A robust 190,000 mile national network that connects businesses across the country along with international network assets.	Success in helping businesses transition from basic traditional hosting and colocation services to advanced Managed IT Services and Enterprise-Grade Cloud Services.

Operates 16 domestic data centers currently along with a Data Hosting and Cloud Services business unit.	Operates 32 data centers in North America, Europe, and Asia.

Existing relationships with business customers of all sizes and an organization equipped to sell products and services across all business segments locally and nationally.	Existing relationships with many of the Fortune 500 and Fortune 1000 companies. Recognized as a global leader in Managed IT Services and Enterprise-Grade Cloud Services, especially in financial services, consumer brands, software and government, among other industries.

Products and services include managed IT services, data hosting and colocation, national and local data transport and connectivity including Ethernet, MPLS and managed CPE.	Products and services include colocation and cloud services, consulting services for network and hosting, managed hosting, utility computing and storage, which provides an entire range of IT infrastructure and managed security services.

Transaction Summary

Transaction Value	Approximately $2.5 billion, plus net debt of approximately $0.7 billion which will be assumed or refinanced at close.

Consideration	$40 per Savvis share. 75% cash and 25% stock.

Financial Impact	The acquisition of Savvis is expected to improve CenturyLink’s revenue, EBITDA and free cash flow growth profile. CenturyLink expects to realize approximately $70 million in full run-rate annual operating cost and capital expenditure synergies. The transaction is expected to be accretive to CenturyLink’s free cash flow per share, excluding integration costs, in the first full year following the close.

Financing of Cash Portion	CenturyLink will finance the transaction through a combination of existing cash and debt, including a $2 billion committed bridge facility and $1.7 billion existing undrawn revolver.

Principal Conditions	Subject to customary closing conditions, including review by the FCC and international regulators, as well as approval of Savvis stockholders.

Expected Close	Second half of 2011.

About CenturyLink

CenturyLink is the third largest telecommunications company in the United States. The company provides broadband, voice and wireless services to consumers and businesses across the country. It also offers advanced entertainment services under the Century Link™ Prism™ TV and DIRECTV brands. In addition, the company provides data, voice and managed services to business, government and wholesale customers in local, national and select international markets through its high-quality advanced fiber optic network and multiple data centers. CenturyLink is recognized as a leader in the network services market by key technology industry analyst firms. CenturyLink customers range from Fortune 500 companies in some of the country‘s largest cities to families living in rural America. Headquartered in Monroe, La., CenturyLink is an S&P 500 company and is included among the Fortune 500 list of America’s largest corporations. For more information, visit www.Century Link.com.

About Savvis

Savvis (NASDAQ: SVVS) is a global leader in cloud infrastructure and hosted IT solutions for enterprises. Nearly 2,500 unique clients, including 32 of the top 100 companies in the Fortune 500, addition, use Savvis to reduce capital expense, improve service levels and harness the latest advances in cloud computing. For more information, please visit www.savvis.com.

Additional Information

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this release, including statements regarding the expected timing and benefits of the acquisition, such as efficiencies and growth potential, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and Savvis’ stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Savvis’ reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink plans to file with the SEC a registration statement on Form S-4 that will include a prospectus of CenturyLink that will also constitute a proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement and the proxy statement/prospectus will contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’s website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’s website at www.Savvis.com or by contracting Savvis Investor Relations at (314) 628-7433.

Participants in the Acquisition of Savvis

CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis’ directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.